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                          August 18, 2020

       Gil Van Bokkelen
       Chief Executive Officer
       Athersys, Inc.
       3201 Carnegie Avenue
       Cleveland, Ohio 44115-2634

                                                        Re: Athersys, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2020
                                                            File No. 333-244384

       Dear Dr. Van Bokkelen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael J. Solecki,
Esq.